A powerful combination

AngloGold & Ashanti Goldfields
A transaction which brings together the financial and
technical resources of AngloGold with the reserve base and
growth potential of Ashanti creating a combination
strategically placed for sustained value growth.

A powerful combination
Filed by Ashanti Goldfields Company Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

Certain forward-looking statements
Certain statements in this presentation are forward-looking within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended, including, without limitation, those statements concerning (i) timing, fulfillment of conditions and completion of the proposed transaction, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the proposed transaction.  Although
AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the proposed transaction and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the
U.S. Securities and Exchange Commission (the "SEC") including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on
Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the proposed transaction that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold nor Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

Shareholders are reminded that there can be no assurance that the Merger will be implemented.
Consequently holders of AngloGold and Ashanti securities are advised to exercise caution when dealing in relevant securities until a further announcement is made.

A powerful combination

Summary
The Transaction
•  AngloGold to merge with Ashanti by way of a scheme of arrangement
   Combined group to be called AngloGold Ashanti and will trade as

•  Ashanti AngloGold in Ghana
The Terms
•  0.26 AngloGold shares for every Ashanti share
   US$8.36 per Ashanti share (as at close 1 August) 1

•  US$7.96 per Ashanti share (as at close 15 May) 2

•  12% premium for Ashanti shareholders on 15 May2

•  34% premium based on 30 day average price prior to 15 May3

Anticipated Benefits
•  Accretive to earnings per share from 2004 4

•  A 31% increase in reserves and significant brownfields exploration potential

•  A US$20/oz reduction in cash costs at Obuasi over the next 5 years
•  US$15 million per annum in synergies 5

Notes:
1  Based on AngloGold ADS/Ashanti GDS on NYSE as at close 1 August 2003, trading day prior to announcement made by AngloGold and Ashanti (source:Datastream)

2   Based on AngloGold ADS/Ashanti GDS on NYSE as at close 15 May 2003, day prior to the announcements made by AngloGold and Ashanti (source: Datastream)

3   Based on average closing prices of AngloGold ADS/Ashanti GDS on NYSE for 30 trading days up to and including 15 May 2003 (source: Datastream)
4  Accretive to headline earnings per share before unrealised non-hedge derivative adjustments for AngloGold shareholders, this should not be interpreted to mean that headline earnings per share before unrealised non-hedge derivative adjustments will be greater than those for any relevant preceding financial period
5   First full year after completion of the merger, before transaction expenses

4
A powerful combination

AngloGold & Ashanti
A powerful combination ...
Growth
•   Underground potential (Obuasi)

•   Land positions

•   Potential of improved operating performance

•   Consolidation of Geita ownership

•   Financing, administrative costs

•   Technical expertise

•   #1 in reserves

•   Leading gold producer

•   US$1 billion EBITDA

2
•   Competitive cash costs

•   Long-life assets

•   Well diversified asset base

•   c. US$8.3 billion market capitalisation

3
•   Enhanced share trading liquidity

•   c. 2/3 trading in North America

4
Synergies
Scale
1
Operating strength
Investment appeal
Notes:
1         Based on public filings

2
Pro forma earnings before interest, tax, depreciation and amortisation ("EBITDA") calculated in accordance with International Financial Reporting
Standards for the 2002 financial year
3
Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price
(US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti

Based on share trading volumes for the twelve months up to and including 1 August 2003 (source: Datastream)

A powerful combination

Ashanti
Tonnes
Grade Reserves     Production      Costs
(million)
(g/t)
(Moz)
(oz)
(US$/oz)
Obuasi
60.8
6.1
11.9
537,219
207
Geita (50%)
35.2
4.2
4.7
289,522
172
Iduapriem (80%)/
Teberebie (90%)
39.2
1.7
2.1
157,419
241
Siguiri (85%)
47.1
1.2
1.8
228,898
241
Bibiani
11.4
2.3
0.8
242,432
189
Freda-Rebecca
4.8
2.5
0.4
98,255
214
Youga (45%)
2.2
3.3
0.2
-
-
TOTAL
200.7
3.4
22.0
1,553,745
207
0
5
10
15
20
25

Source:          Public filings as at 31 December 2002

Note:               Data presented on an attributable basis  costs represent cash costs including royalties

A powerful combination

Growth potential: Obuasi Deeps
•    Obuasi orebody extends at depth below the deepest level of current workings (1,500m depth)
•    High grade extensions of orebody projected below 50 level and indicated
     by exploration intersections down to 66 level (2,000m depth)
•    Orebody is extrapolated to extend to a depth of 3,000m
•    Higher grade of ore below 50 level compared to that mined currently and in the current plan for the remaining life of mine allows potential for increased gold production and/or to transform operation to a low tonnage-high grade gold producer
•    US$44 million  of exploration expenditure over the next five years
•    Dedicated project team to undertake feasibility study
•    Conceptual plans for optimal development under review
•    Total potential capital expenditure anticipated to be US$570  million in real terms for the Obuasi Deeps development
•    Life of Obuasi potentially extended to 2040 or beyond

1

1

Note:
1    AngloGold management forecasts. US$44 million of exploration expenditure is included in the anticipated US$570 million of capital expenditure

A powerful combination

AngloGold & Ashanti: Global presence
Global presence, focused in some of the most prospective regions in the world...
AUSTRALIA
Sunrise Dam
Union Reefs
NAMIBIA
Navachab
TANZANIA
MALI
Morila
Sadiola
Yatela
USA
Cripple Creek & Victor
BRAZIL
Morro Velho
Serra Grande
ARGENTINA
Cerro Vanguardia
SOUTH AFRICA
SA operations
ZIMBABWE
Freda-Rebecca
Geita
Siguiri
Obuasi
GUINEA
GHANA
Iduapriem / Teberebie
Bibiani
Ashanti operations (as at 31 December 2002)
LEGEND
AngloGold operations (as at 31 December 2002)

A powerful combination

AngloGold & Ashanti: African champion
Unparalleled operational and exploration activities throughout
Africa...
NAMIBIA
Navachab
D R CONGO
MALI
Morila
Sadiola
Yatela
SOUTH AFRICA
TANZANIA
Geita
Siguiri
IVORY COAST
Iduapriem / Teberebie
Bibiani
Freda-Rebecca
ZIMBABWE
GHANA
ERGO
AngloGold operations (as at 31 December 2002)
LEGEND
Gold belt
AngloGold exploration projects
GUINEA
Ashanti operations (as at 31 December 2002)
Ashanti exploration projects
Obuasi
VAAL RIVER
Tau Lekoa
Kopanang
Great Noligwa
Moab Khotsong
WEST WITS
TauTona
Savuka
Mponeng

A powerful combination

Growth potential: Greenfields/Brownfields
Global growth prospects
AUSTRALIA
NAMIBIA
TANZANIA
BRAZIL
ARGENTINA
SOUTH AFRICA
PERU
Geita
Navachab
SA operations
Union Reefs
Sunrise Dam
Morro Velho
Cerro Vanguardia
Obuasi
ZIMBABWE
IVORY COAST
Iduapriem / Teberebie
MALI
USA
CANADA
Cripple Creek
& Victor
Serra Grande
Morila
Yatela
Sadiola
Siguiri
Boddington
D R CONGO
GUINEA
GHANA
MONGOLIA
Bibiani
LEGEND
Greenfields exploration
Mines with brownfields exploration

A powerful combination

Synergy benefits
Total annual synergies of US$15 million per annum expected ... 1

•    Consolidation of Geita ownership
•    Reduced financing costs
•    Reduction of administrative and procurement costs
•    Technical capabilities including potential to reduce expenditure for outsourced functions
Note:
1      From first full year after completion of the merger, before transaction expenses

A powerful combination

Scale: #1 in reserves
The world's largest reserve base ...
Source:               Public filings as at 31 December 2002

Note:
1        AngloGold reserves adjusted for sale of Amapari and Jerritt Canyon

2        Adjusted for sale of interest in TVX Newmont Americas and Echo Bay

3        As at 30 June 2003

71.2
52.9
81.1
83.2
86.9
22.0
0
20
40
60
80
100
120
Placer Dome
Gold Fields
Newmont
Barrick
AngloGold & Ashanti
Attributable proven and probable gold reserves (Moz)
93.2
... 31% increase relative to AngloGold's existing reserve base

A powerful combination

Scale: Production
Leading production ...
Source:       Public filings as at 31 December 2002

Notes:
1        Gold sales, with estimated adjustments to exclude equity interests in TVX Newmont Americas and Echo Bay

2        AngloGold production adjusted for the sale of Jerritt Canyon

3        Adjusted to 31 December 2002 year end

2.8
4.5
5.7
5.7
7.3
1.6
7.3
0
2
4
6
8
10
Placer Dome
Gold Fields
Barrick
AngloGold & Ashanti
Newmont
2002 pro forma attributable gold production (Moz)
... 27% increase relative to AngloGold's existing production

A powerful combination

Operating strength: Quality assets
Substantial long-life asset base ...
 Country
`02 Production
(`000 oz)
`02 Cash costs 4

($/oz)
Geita                                                             Tanzania
579
175
Mponeng
South  Africa
466
178
Morro Velho
Brazil
205
131
Obuasi                                                          Ghana
537
207
Boddington expansion project 1

 Australia
225 3

 147 3

Moab Khotsong 2

 South Africa

360 3

 129 3

Mines with 15+ year life of mine plans
 Total AngloGold & Ashanti pro forma cash costs 4  estimated to be US$220 per ounce for six months to 30 June 2003 5

Source: AngloGold and Ashanti 2002 annual reports
Notes:
1      Due to commence construction following agreement of JV partners

2      Due to commence production in 2003

3      Estimated average annual attributable production and average annual cash cost

4      Inclusive of royalties on an attributable basis

5      In 2003 AngloGold has been adversely effected by the weaker US dollar

... with competitive cash costs

A powerful combination

Operating strength: Diversification
A well diversified portfolio
Attributable reserves - pro forma geographic distribution
South
America
5%

North
America
5%

Australia
7%

 East &
West Africa
33%

South
Africa
50%

Source:       Public filings as at 31 December 2002

A powerful combination

Investment appeal: Size
Re-enforcing AngloGold's leading market position ...
Source:                Datastream (as at close 1 August 2003, the trading day prior to announcement)

Notes:
1
Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15)
(source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti
2     Merger of Harmony and ARMgold pending, separate market capitalisation data shown
7,163
14,452
9,257
5,588
5,014
2,355
2,299
2,180
2,029
1,896
1,254
823
992
773
1,089
8,252
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Avgold
ARMgold2
Lihir
Meridian
Newcrest
Kinross
Goldcorp
Buenaventura
Harmony2
Placer Dome
Gold Fields
AngloGold/Ashanti1
Barrick
Newmont
Market capitalisation (US$m)

A powerful combination

Investment appeal: Share liquidity
...with liquidity on a par with the North American majors
Last twelve months average daily shares traded relative to free float
0.8%
0.9%
1.0%
1.2%
1.2%
0.0%
0.2%
0.4%
0.6%
0.8%
1.0%
1.2%
1.4%
Gold Fields
Barrick
AngloGold &
Ashanti

Placer Dome
Newmont

Source:
Datastream (twelve months up to and including 1 August 2003, the trading day prior to announcement), pro forma adjustment for free float to
AngloGold data only, illustrating average daily shares traded relative to current shares in issue excluding shares held by Anglo American  plc

A powerful combination

Investment appeal: Liquidity
... trading largely driven by North America
AngloGold & Ashanti share trading  pro forma geographic distribution
Source:                  Datastream

Notes:
1      Based on share trading volumes over the twelve months up to and including 1 August 2003, the trading day prior to announcement

2      AngloGold share trading volume does not include Australian Stock Exchange listing

3      Only includes Ashanti share trading volumes on NYSE

South Africa
27%

Europe
2%

US
71%

A powerful combination

Investment appeal: Dividends
... continuing to pass strong cash flow to shareholders
0.5
0.8
1.3
3.3
4.5
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
Newmont
Placer Dome
Barrick
Gold Fields
AngloGold

Source:             Datastream (as at close 1 August 2003, the trading day prior to announcement) based on US$ share prices and dividends

A powerful combination

Hedging
Actively managed hedging position
Pro forma June 2003 hedge position
2002
Hedge
Hedge
Production
Delta
marked-to-market
('000 oz)
(Moz)
(US$m)
AngloGold
5,939
8.7
(179.3)
Ashanti
1,626
6.0
(147.6)
Combined
7,565
14.7
(326.9)
•
Combined hedge within AngloGold policy, percentage hedged of five years production moves from 29% to 39%, only a small position beyond the ten year limit
•       Continue reducing combined hedge book by delivering into the book

•       Combined scheduled maturities - 1.2 million ounces in 2003

•       Continue to actively manage the hedge book

•       Ashanti marked-to-market loss absorbed in fair value adjustments

A powerful combination

Debt
Combined company gearing at comfortable levels
Pro forma debt position for the combined group:
•       Total Debt of US$1,183 million (at 30 June 2003)
1
•       Net Debt of US$832 million (at 30 June 2003)
1
•       Net Debt to Total Capital Employed of 17.6% (at 30 June 2003)
1
•       Net Debt to EBITDA of 0.76 times (2002)
1,2
•       EBITDA to Net Interest of 36 times (2002)
1,2
•       Likely restructuring of debt to effect planned savings
Notes:
1
Pro forma estimates based on 30 June 2003 and 31 December 2002 figures, net debt includes estimated adjustments for cash cancellation of outstanding options and proceeds from the exercise of the remaining Ashanti warrants
2
EBITDA calculated in accordance with International Financial Reporting Standards

A powerful combination

AngloGold & Ashanti
•       Significant premium
- US$8.36 per share 1

- 34% premium based on 30 day average price to 15 May 2

•       Enhanced operating profile
- significantly larger reserve base
- lower cash costs
- well diversified asset portfolio
•       Increased financial strength
- removes existing capital constraints to future development
- high dividend yield
•       Much improved share trading liquidity
•       Sharing in upside potential
-  synergies
-  growth through greenfields/brownfields development
A compelling transaction ... for Ashanti shareholders
Notes:
1    Based on AngloGold ADS/Ashanti GDS on NYSE as at close 1 August 2003, the trading day prior to announcement (source: Datastream)
2    Based on average closing prices of AngloGold ADS/Ashanti GDS on NYSE for 30 trading days up to and including 15 May 2003 (source: Datastream)

A powerful combination

AngloGold & Ashanti
A compelling transaction ... for AngloGold shareholders
•       Enhances AngloGold's strategic position
-       Reserves: 31% increase 1

-       Production: 27% increase 1

-       Market capitalisation: 15% increase to US$8.3 billion 2

-       Cash costs: US$220 per ounce at 30 June 2003 on a pro forma basis 3

-       Life: Two key long-life assets, Obuasi and outstanding interest in Geita

-       Risk diversification: Production outside South Africa increased by over 65% 1

•       Financially attractive
-       accretive to earnings per share 4

•       Good cultural fit
•       Improved share trading liquidity
•       Sharing in upside potential
-       synergies

-       greenfields/brownfields development

Notes:
1     Based on information from AngloGold Form 20-F for the year ended 31 December 2002  (adjusted Amapari/Jerritt Canyon) and Ashanti's 2002 annual report
2
Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15)
(source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti
3
Based on information from AngloGold and Ashanti second quarter results
4     Accretive to headline earnings per share before unrealised non-hedge derivative adjustments for AngloGold shareholders, this should not be interpreted to mean that headline earnings per share before unrealised non-hedge derivative adjustments will be greater than those for any relevant preceding financial period

A powerful combination

AngloGold & Ashanti
A powerful combination ...
Growth
•    Underground potential (Obuasi)
•    Land positions
•    Potential of improved operating performance
•    Consolidation of Geita ownership
•    Financing, administrative costs
•    Technical expertise
•    #1 in reserves
•    Leading gold producer
•    US$1 billion EBITDA 2

•    Competitive cash costs
•    Long-life assets
•    Well diversified asset base
•    c. US$8.3 billion market capitalisation 3

•    Enhanced share trading liquidity
•    c. 2/3 trading in North America 4

Synergies
Scale
1
Operating strength
Investment appeal
Notes:
1     Based on public filings
2
Pro forma 2002 earnings before interest, tax, depreciation and amortisation ("EBITDA") calculated in accordance with International Financial Reporting Standards
3
Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15)
(source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti
4
Based on share trading volumes for the twelve months up to and including 1 August 2003 the trading day prior to announcement (source: Datastream)

Supplementary materials
APPENDIX

A powerful combination

Company summary
Fact sheet

AngloGold
Ashanti

Stand-alone               Stand-alone
Ordinary shares outstanding (m)
222.8
130.3
Share price (US$) 1

 32.15
8.36 2

Exchange ratio

0.26
Market capitalisation (US$m)
7,163
1,089 2

2002 Reserves (Moz)
71.2
22.0
Contribution to combined group (%)
76
24
2002 production (`000 oz) (attributable)
5,702
1,554
Contribution to combined group (%)
79
21
(US$m)
311
Debt                                                                                   891
292
Cash
48
Net debt
580
244
Shareholders' equity
1,622
478
Shareholding in combined group (%)
87
13
Source:   2003 Second quarter report, except where stated. Financial information for AngloGold is presented in accordance with International Financial Reporting Standards and financial information for Ashanti is presented in accordance with UK GAAP
Notes:
1

As at close 1 August 2003, the trading day prior to announcement for AngloGold (Source: Datastream) and the effective share price implied by the offer for Ashanti

2
Implied offer value

A powerful combination

Asset base

2002
Mine
%  ownership
Attributable production
(`000 oz)
Total cash costs
(US$ / oz)
Attributable reserves
(Moz) 1

South African

Great Noligwa
100                         -                                  -
880
124
6.9
Kopanang
511
165
6.0
Tau Lekoa                                         100
100
311
192
3.9
Surface operations--Vaal River
100
99
137
2.4
Ergo                                                    100
264
184
0.8
Mponeng                                           100
466
178
9.5
Savuka                                                100
236
245
2.7
TauTona                                             100
643
132
6.3
Moab Khotsong
100

9.0
Surface operations--West Wits
100
2
46
0.0
East & West Africa

Geita                                                    100
580
175
9.4
Morila                                                    40
421
74
1.7
Navachab                                            100
85
147
0.6
Sadiola                                                   38
182
163
1.2
Yatela                                                    40
107
175
0.5
Source:   AngloGold and Ashanti public filings as at 31 December 2002
Note:
1
Proven and probable reserves

A powerful combination

Asset base (continued)

2002
Mine
 % ownership
Attributable production
(`000 oz)
Total cash costs
(US$ / oz)
Attributable reserves
(Moz) 1

East & West Africa (continued)

Iduapriem / Teberebie
80 / 90
157
241
2.1
Bibiani                                              100
242
189
0.8
Siguiri                                                 85
229
241
1.8
Obuasi                                              100
537
207
11.9
Freda-Rebecca                               100
98
214
0.4
Youga                                                 45                            -                               -

0.2
North America

Cripple Creek & Victor
100
225
187
4.3
South America

Cerro Vanguardia
92.5
179
104
2.2
Morro Velho
100
205
131
1.7
Serra Grande
50
94
100
0.5
Source:   AngloGold and Ashanti public filings as at 31 December 2002
Note:
1
Proven and probable reserves

A powerful combination

Asset base (continued)

2002
Mine
% ownership
Attributable production
(`000 oz)
Total cash costs
(US$ / oz)
Attributable reserves
(Moz) 1

Australia

-

Boddington                               33.33
2

3.6
Sunrise Dam
100
382
177
2.6
Union Reefs
100
118
224
0.1

Totals
7,256
168
93.2
Source:   AngloGold public filings as at 31 December 2002
Note:
1       Proven and probable reserves

A powerful combination

Additional information
In connection with the proposed transaction, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus.  Investors and security holders are urged to carefully read the scheme document/prospectus regarding the proposed transaction when it becomes available, because it will contain important information.  Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov.  Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited,
11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention:
Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.
UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for
AngloGold and no one else in connection with the proposed transaction and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or
First Africa or for providing advice in relation to the proposed transaction.
CIBC World Markets plc is acting for Ashanti and no one else in connection with the proposed transaction and will not be responsible to anyone other than Ashanti for providing the protections afforded to clients of
CIBC World Markets plc or for providing advice in relation to the proposed transaction.